ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-137902

Dated: November 5, 2007

5 Year Inflation-Linked Notes due November 29, 2012

Summary Terms

Issuer	:	Deutsche Bank AG, London Branch (Moody’s Aa1)†

Offering	:	5 Year Inflation-Linked Notes (“notes”)

Denominations	:	$1,000 per note (minimum investment $1,000)

Coupon	:	Year 1: 1-Month USD LIBOR + 1.00% Years 2 – 5: Inflation-Linked Interest Rate x Multiplier Subject to a minimum coupon of 0.00% Monthly, 30/360, unadjusted

Multiplier	:	A number between 1.25 and 1.45 to be set on Trade Date

Inflation-Linked Interest Rate	:

The Inflation-Linked Interest Rate is the year-over-year change of the CPI calculated as follows:

CPI-3 – CPI-15

CPI-15

where,

for any Interest Period, CPI-3 is the CPI level for the third calendar month prior to the Interest Payment Date for such Interest Period; and

CPI-15 is the CPI level for the fifteenth calendar month prior to the Interest Payment Date for such Interest Period.

The above formula represents the year-over-year percentage change in CPI with a three month lag which accommodates the publishing cycle of the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”). For example, for the Interest Period from and including November 29, 2008 to but excluding December 29, 2008, CPI-3 will be the CPI for September 2008 and CPI-15 will be the CPI for September 2007. The CPI for September 2008 will be published by BLS and reported on Bloomberg CPURNSA <INDEX> in October 2008 and the CPI for September 2007 was published and reported in October 2007.

Consumer Price Index	:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg CPURNSA <INDEX> or any successor source.

†	A credit rating is not a recommendation to buy, sell or hold the notes, and may be subject to revision at any time by the assigning rating agency.

ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-137902

Dated: November 5, 2007

1-Month USD LIBOR	:	The USD LIBOR rate that appears on Reuters Page “LIBOR01” at 11:00 am London time on the day that is two business days prior to the start of each Interest Period. If such rate does not appear on the above pages, the rate shall be as determined by the calculation agent in accordance with the ISDA Definitions.

Interest Payment Dates	:	The notes will bear interest payable monthly in arrears on the 29th day of each calendar month, with the exception of February, in which case payment will be on the 28th day (each, an “Interest Payment Date”), commencing on December 29, 2007, or if any such day is not a business day, on the first following day that is a business day. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Redemption Amount at Maturity	:	The noteholder will receive par at maturity for each note.

Listing	:	Unlisted – Indicative secondary pricing may be obtained on Bloomberg Page: DBUS <GO> or on the X-markets website at http://www.usxmarkets.db.com.

Business Days	:	London and New York (following business day convention)

Form of note	:	Global, Book-Entry. The notes will be represented by a single registered global note deposited with The Depository Trust Company.

Agents	:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas

Discounts and Commissions	:	The Issuer will not pay the agents a commission in connection with the sale of the notes.

Referral Fees	:	The agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 note principal amount.

Custodial Fees	:	The agents may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 note principal amount.

Calculation Agent	:	Deutsche Bank AG, London Branch

Security Codes	:	CUSIP: 2515A0 HD 8 ISIN: US2515A0HD81

Relevant Dates

Offering Period	:	November 2, 2007 – November 26, 2007 at 2:00 pm EST

Trade Date	:	November 26, 2007

Issue Date	:	November 29, 2007 (Trade Date plus three Business Days)

Maturity Date	:	November 29, 2012 (Issue Date plus five years)

ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-137902

Dated: November 5, 2007

5 Year Inflation-Linked Notes due November 29, 2012

Indicative Terms

Sample Structure:

• Issuer:	Deutsche Bank AG, London Branch (Aa1)†
• Underlying Rates:	CPI (Urban, Non-Seasonally Adjusted)
• Maturity:	5 years
• Interest Rate:
Year 1	1-Month USD LIBOR + 1.00%
Years 2 - 5	Inflation-Linked Interest Rate times Multiplier
• Payment Dates	Monthly, 30/360, unadjusted

Positioning:

•

Investor is guaranteed to receive monthly interest payments of 1-month USD LIBOR + 1.00% for the first year. Thereafter, the investor receives monthly interest payments equal to the year-over-year change in CPI times the Multiplier (between 1.25 and 1.45, to be set on the Trade Date).

•

Over the last five decades, US inflation has gone through several trends. Inflation remained subdued throughout the fifties and early sixties, then spiked to double digit levels during the stagflation era of the late seventies and early eighties, before subsiding through the nineties.

•	Currently, inflation is near the upper bound of the Fed’s implied comfort band of 1% - 2% on core inflation.
•

According to economic theory, there can be a tradeoff between inflation and growth. When inflation is high, the Fed typically tightens borrowing conditions, slowing the economy. Conversely, expectations of a downturn might prompt the Fed to begin easing borrowing conditions, risking a rise in inflation. The Federal Open Market Committee has reduced the Fed Funds rate by 75 bps in the last two months, despite continued inflation readings at the top of its implied comfort zone.

†	A credit rating is not a recommendation to buy, sell or hold the notes, and may be subject to revision at any time by the assigning rating agency.

ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-137902

Dated: November 5, 2007

What is the Consumer Price Index?

The Consumer Price Index is a measure of the average change over time in the prices paid by consumers for a representative basket of consumer goods and services. The items contained in the basket of goods and services are assigned weights according to the market expenditure of a typical household and fall into eight major categories:

Category	Examples
Food and beverages	Cereal, milk, chicken, wine
Housing	Rent, owner’s equivalent rent, fuel oil, furniture
Apparel	Shirts, sweaters, dresses, jewelry
Transportation	Cars, airfare, gasoline
Medical care	Prescription drugs, physicians’ services
Recreation	TV’s, pets, pet food, sports equipment
Education and communication	College tuition, postage, phone service, computers
Other goods and services	Tobacco, haircuts

The period 1982-1984 is known as the base period. The index value 100 represents the average price for goods and services during this 3-year period. All subsequent index values are relative to the base period. For example, in March 2006, the CPI set just under 200, meaning that in that month the basket cost twice as much to buy than it did during the base period.

The Bureau of Labor Statistics releases several CPI metrics each month. The most commonly used index, and the index used for these notes, is the CPI for All Urban Consumers, non-seasonally adjusted. Additional information on this index and historical settings can be found on Bloomberg by typing CPURNSA Index <Go>, or on the website of the Bureau of Labor Statistics at http://www.bls.gov/cpi/.

Upside Scenario:

•

Inflation rises, and so investors receive monthly interest payments corresponding to a participation of 125% -145% (to be determined on the Trade Date) of the year-over-year change in CPI, offsetting some of the effects of inflation on a client’s assets.

Downside Scenario:

•

The notes are principal protected. Although in the event of deflation the notes may pay no interest payment after the first year, Investor will always receive a payment at maturity equal to the principal amount of the notes, subject to Issuer credit risk.

ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-137902

Dated: November 5, 2007

Selected Risk Considerations

Risk Considerations:

•	In the event of deflation, the notes may not pay interest after the first year.
•

Liquidity and Market Risk — The Notes will not be listed on a securities exchange. DBSI intends to maintain an indicative secondary market via Bloomberg (DBUS <GO>), but two-sided liquidity may be limited.

•	Credit Risk — Investors are assuming the credit risk of the issuer.

Hypothetical Analysis for an Interest Period:

The Coupon on the notes during the first year will be 1-Month USD LIBOR + 1.00%. Thereafter, the Coupon for each Interest Period will be calculated by multiplying the year-over-year return of the CPI by the Multiplier which will be set on the Trade Date and will be between 1.25 and 1.45.

Presented below are examples of hypothetical Coupon for the Interest Period beginning one year from the Issue Date. These examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that fluctuations in the CPI could have on the interest payments, assuming all other variables remain constant.

The hypothetical examples presented below are for the Interest Period paying in December 2008. The year-over-year Inflation-Linked Interest Rate will be calculated based on the index settings from September 2007 (CPI-15) and September 2008 (CPI-3 ). Accordingly, CPI-15 for this interest payment is 208.49. The examples assume a Multiplier of 1.35.

Example 1: CPI for September 2008 is 220.00.

Inflation-Linked Interest Rate = (220.00 - 208.49) / 208.49 = 5.52%

Coupon per annum = 5.52% x 1.35 = 7.45%

Example 2: CPI for September 2008 is 215.00.

Inflation-Linked Interest Rate = (215.00 - 208.49) / 208.49 = 3.12%

Coupon per annum = 3.12% x 1.35 = 4.21%

Example 3: CPI for September 2008 is 208.00.

Inflation-Linked Interest Rate = (208.00 - 208.49) / 208.49 = - 0.23%

Coupon per annum = -0.23% x 1.35 = -0.31%, subject to the minimum interest rate of 0.00%

ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-137902

Dated: November 5, 2007

Hypothetical Analysis of Effects of Fluctuations in Interest Rates on Estimated Prices

The hypothetical mid-market prices set forth in the tables below are estimated as of November 2, 2007. These prices reflect an estimate of the value of the notes under the scenarios set forth below without any downward or upward adjustments for bid or ask prices. Effective duration is the measure of responsiveness of the hypothetical mid-market prices of the notes to fluctuations in the level of interest rates. Hypothetical Analysis results will be different at different points in time during the term of the notes. Changes in market conditions and actual results are not limited to the scenarios below and will vary, perhaps materially, from the analysis.

The notes will not be listed on a securities exchange and, therefore, there may be little or no secondary market for the notes. Deutsche Bank AG and its affiliates may act as market makers for the notes but are not required to do so. Accordingly, the hypothetical mid-market prices set forth below are provided for purposes of illustration only, and do not guarantee that investors will be able to trade their notes at such prices, or at any prices, at any time during the term of the notes.

Parallel Shift: The table below illustrates changes in effective duration and hypothetical mid-market prices of the notes resulting from an instantaneous parallel shift in the entire USD swap curve from its level on November 2, 2007 by the number of basis points specified below. A parallel shift in the entire USD swap curve will affect the mid-market price of the notes even though the CPI index and, therefore, the Interest Rate payable on the notes for the relevant Interest Period, may remain unchanged.

Parallel Shift
Basis Points	-100	-75	-50	-25	0	25	50	75	100
Effective Duration	3.62	3.56	3.50	3.45	3.40	3.34	3.29	3.23	3.18
Estimated Mid-Market Price	103.50	102.61	101.72	100.85	100.00	99.16	98.33	98.51	96.71